Schedule A
to the Operating Services Agreement
between the Direxion Shares ETF Trust and Rafferty Asset Management, LLC
ACTIVELY MANAGED FUNDS
Direxion Auspice Broad Commodity Strategy ETF	0.20%
Direxion Bitcoin Shares	0.20%
Direxion Flight to Safety Strategy ETF	0.05%
NON-LEVERAGED FUNDS
Direxion NASDAQ-100® Equal Weighted Index Shares	0.05%
Direxion Fallen Knives ETF	0.05%
Direxion High Growth ETF	0.05%
Direxion Dynamic Hedge ETF	0.05%
Direxion Moonshot Innovators ETF	0.05%
Direxion Work From Home ETF	0.05%
Direxion S&P Contrarian IPO ETF	0.05%
Direxion Connected Consumer ETF	0.05%
Direxion World Without Waste ETF	0.05%
Direxion FANG 20 ETF	0.05%
150/50 FUNDS
Direxion Russell 1000® Value Over Growth ETF	0.05%
Direxion Russell 1000® Growth Over Value ETF	0.05%
Direxion MSCI USA ESG - Leaders vs. Laggards ETF	0.05%
Direxion S&P 500® High Minus Low Quality ETF	0.05%
Last Updated: November 24, 2020